EXHIBIT (h)(5)(ii)

NEUBERGER BERMAN ETF TRUST
ADMINISTRATION AGREEMENT

SCHEDULE A

The Series of Neuberger Berman ETF Trust currently subject to this Agreement is as follows:

Neuberger Berman Commodity Strategy ETF
Neuberger Berman China Equity ETF
Neuberger Berman Global Real Estate ETF
Neuberger Berman Option Strategy ETF
Neuberger Berman Short Duration Income ETF
Neuberger Berman Small-Mid Cap ETF

Date: March 24, 2024

NEUBERGER BERMAN ETF TRUST
ADMINISTRATION AGREEMENT

SCHEDULE B

Compensation pursuant to Paragraph 3 of the Neuberger Berman ETF Trust Administration Agreement shall be:

(1) For the services provided to the Trust or to each Series, 0.09% per annum of the average daily net assets of each Series;

(2) Certain out-of-pocket expenses for periodic reports to the Board of Trustees on actual expenses.

Date: October 21, 2022